UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2007

Commission File No. 1-8491

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	F-4

	Statements of Net Assets Available for Benefits	F-5

	Statements of Changes in Net Assets Available for Benefits	F-6

	Summary of Significant Accounting Policies	F-7

	Notes to Financial Statements	F-10

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End	F-15

Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.

(b)	Exhibits:

23	Consent of BDO Seidman, LLP to incorporation by reference of their report dated June 26, 2008 on the audit of the financial statements of the Hecla Mining Company Capital Accumulation Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ James Sabala	Date: June 27, 2008
James Sabala, Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

of the Hecla Mining Company Capital Accumulation Plan

Coeur d’Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the accompanying financial statements, as a result of the sale of the Hollister Development Block from Hecla Mining Company, there was a transfer of assets from the Plan to the purchaser’s 401(k) plan on June 15, 2007.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Spokane, Washington

June 26, 2008

Hecla Mining Company

Capital Accumulation Plan

Statement of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Investments, at fair market value:
Money market funds	$1,302,260	$1,179,523
Mutual funds	8,060,904	6,985,886
Common stock of Hecla Mining Company, including cash of $2,729 and $653	593,716	653,006
Participant loans	121,132	137,216

Total investments	10,078,012	8,955,631

Receivables:
Employer contributions	445,015	466,587
Participant contributions	31,609	1,863

Total receivables	476,624	468,450

Net assets available for benefits	$10,554,636	$9,424,081

See accompanying summary of accounting policies and notes to financial statements.

Hecla Mining Company

Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Years ended December 31,	2007	2006

Additions:
Interest income – money market	$60,037	$57,150
Interest income – participant loans	6,472	5,596
Dividend income	612,296	239,978
Net appreciation in fair market value of investments	106,778	985,255

Total investment income	785,583	1,287,979

Contributions:
Participants	845,300	815,798
Employer matching	112,641	116,587
Employer profit sharing contribution	332,374	350,000

Total contributions	1,290,315	1,282,385

Deductions:
Distributions to participants	(668,287)	(1,222,992)

Total deductions from net assets	(668,287)	(1,222,992)

Net increase in net assets available for benefits	1,407,611	1,347,372

Assets transferred out	(277,056)	—

Net assets available for benefits:
Beginning of year	9,424,081	8,076,709

End of year	$10,554,636	$9,424,081

See accompanying summary of accounting policies and notes to financial statements.

Hecla Mining Company

Capital Accumulation Plan

Summary of Significant Accounting Policies

Summary of accounting policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at quoted market value for the number of shares held by the Plan at year-end. Money market funds are recorded at cost, which approximates fair value. Hecla Mining Company common stock is valued at its quoted market price, per the New York Stock Exchange. Participant loans are stated at their outstanding balances, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Hecla Mining Company

Capital Accumulation Plan

Summary of Significant Accounting Policies

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The fair value of the Plan’s investment in Hecla Mining Company common stock amounted to $593,716 and $653,006 as of December 31, 2007 and 2006, respectively. Such investments represented 5.6% and 6.9% of the Plan’s total net assets available for Plan benefits as of December 31, 2007 and 2006, respectively. For risks and uncertainties regarding Hecla Mining Company, participants should refer to the December 31, 2007, Form 10-K of Hecla Mining Company filed with the Securities and Exchange Commission.

The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Hecla Mining Company

Capital Accumulation Plan

Summary of Significant Accounting Policies

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157, Fair Value Measurement. This Statement defines fair value, establishes a framework of measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal year beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FS)) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal yeas beginning after November 15, 2008, and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 157 and its impact, if any, in the financial statements has not been determined.

Hecla Mining Company

Capital Accumulation Plan

Notes to Financial Statements

1.	Description of Plan	The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are citizens of the United States and have more than two months of service are eligible to enroll in the Plan effective the first day of the next payroll period. Non-resident aliens that have no earned income from the company within the U.S., hourly employees at the company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and leased employees are not allowed to participate in the Plan.

Hecla Mining Company

Capital Accumulation Plan

Notes to Financial Statements

Contributions

Non-highly and highly compensated participants, as defined in the Plan, may contribute from 2% to 15% and 2% to 10% of their compensation, respectively. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $15,500 and $15,000 for the years ended December 31, 2007 and 2006, respectively. Contributions may be suspended at any time upon thirty days written notice by the participant. Reinstatement and changes in contributions are effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

The Company makes matching contributions equal to 25% on deferred contributions, up to 6% of the participant’s compensation. The Company may also make a discretionary profit sharing contribution for any plan year. For the years ended December 31, 2007 and 2006, the Company made profit sharing contributions of $332,374 and $350,000 respectively.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, if eligible, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Participants may direct the investment of their account balances into the investment options offered by the Plan. Currently the Plan offers sixteen investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Hecla Mining Company

Capital Accumulation Plan

Notes to Financial Statements

Vesting
Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed as soon as administratively feasible, or (b) balances greater than $5,000 in various optional forms of distribution with written request to the Company for payment. Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator, and currently range from 5.25% to 9.25%. Principal and interest are repaid ratably through payroll deductions.

Administrative Expenses
Expenses for administration of the Plan are paid directly by the Company.

2.	Investments

All of the plan’s assets are managed and held by Vanguard Fiduciary Trust Company, the Trustee, which operates under the direction of certain officers of the company. Participants may invest in one or more of the various mutual funds and money market funds sponsored by the Trustee.

Hecla Mining Company

Capital Accumulation Plan

Notes to Financial Statements

The following investments represent 5% or more of the Plan’s net assets:

December 31,	2007	2006
Vanguard Target Retirement 2025	$1,752,569	$1,659,990
Vanguard Growth and Income	$1,692,152	$1,662,461
Vanguard Prime Money Market	$1,302,260	$1,179,523
Artisan International Fund	$1,230,754	$914,656
American Funds Growth Fund	$1,143,401	$927,942
Hecla Mining Company Common Stock Fund	$593,716	$653,006

The net depreciation of the fair value of mutual funds for 2007 was $50,084, while the net appreciation was $641,015 in 2006. The net appreciation in the fair value of the common stock of Hecla Mining Company for 2007 and 2006 was $156,862 and $344,240, respectively.

3.	Plan Termination and Partial Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan Administrator shall determine. During the year ended December 31, 2007, the Plan had a partial plan termination due to the sale of the Hollister Development Block gold exploration project in Nevada to its partner Great Basin Gold, Inc.

4.	Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

5.	Income Tax Status

The Company has not received a letter from the IRS informing it the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax-exempt status in a letter dated August 22, 2001. Management of the Company and the Plan administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6.	Subsequent Event

On April 16, 2008, Hecla Mining Company acquired an additional 70.3% of the Greens Creek Joint Venture to increase their ownership to 100%. All employees of the Joint Venture became immediately eligible to contribute to the Plan, and a number of employees chose to roll over their previous balance into the Plan.

Supplemental Schedule

Hecla Mining Company

Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2007

EIN:	77-0664171
Plan Number:	004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 5.14% in 2007	**	$1,302,260

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 20,432 units	**	$207,591

	American Funds Growth Fund of America	Mutual fund consisting of 33,869 shares	**	$1,143,401

*	Vanguard 500 Index Fund	Mutual fund consisting of 1,922 shares	**	$259,805

*	Vanguard Windsor II Fund	Mutual fund consisting of 5,120 shares	**	$160,048

*	Vanguard Growth and Income Fund	Mutual fund consisting of 52,847 shares	**	$1,692,152

*	Vanguard Target Retirement 2005 Fund	Mutual fund consisting of 858 shares	**	$10,308

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 36,793 shares	**	$480,513

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 127,738 shares	**	$1,752,569

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 31,724 shares	**	$463,803

Hecla Mining Company

Capital Accumulation Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2007

EIN:	77-0664171
Plan Number:	004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 9,894 shares	**	$149,298

	Artisan International Fund	Mutual fund consisting of 41,190 shares	**	$1,230,754

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 21,110 shares	**	$432,131

	Third Avenue Small—Cap Value Fund	Mutual fund consisting of 3,329 shares	**	$77,975

*	Vanguard Target Retirement Income	Mutual fund consisting of 50 shares	**	$556

*	Hecla Mining Company Common Stock	Common stock of the Company consisting of 63,499 shares, par value $0.25	**	$593,716

*	Participant loans	Eight loans with interest rates ranging from 5.25% — 9.25% maturing through October 2019	**	$121,132

*	Represents party-in-interest to the Plan
**	The cost of participant directed investments is not required to be disclosed.